UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a)

American Lorain Corporation
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

027297100
(CUSIP Number)

Si Chen
Beihuan Road
Junan County
Shandong, China 276600
(+86) 539-7318818
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2007
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on following pages)

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Si Chen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,677,084 shares of common stock

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
14,677,084 shares of common stock

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,677,084 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.9%

14	TYPE OF REPORTING PERSON
IN

Item 1. Security and Issuer.

The name of the issuer is American Lorain Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at Beihuan Road, Junan County, Shandong, China 276600. This statement relates to the Company's common stock, $0.001 par value per share (the "Common Stock").

Item 2. Identity and Background.

(a) The name of the person filing this statement is Si Chen (the "Reporting Person").

(b) The business address of the Reporting Person is Beihuan Road, Junan County, Shandong, China 276600.

(c) The Reporting Person is the Company's President and Chief Executive officer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the People's Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person received the right to purchase securities covered by this statement in connection with that certain share exchange agreement (the "Share Exchange Agreement") entered into among the Company, International Lorain Holdings, Inc. ("Lorain") and Mr. Hisashi Akazawa, as the beneficial owner of the issued and outstanding capital stock of Lorain. Pursuant to the Share Exchange Agreement, all issued and outstanding stock of Lorain held by Mr. Akazawa was exchanged for 697,663 shares of the Series B Voting Convertible Preferred Stock of the Company, which were subsequently converted into 16,307,872 shares of the Common Stock on July 17, 2007.

In connection with the Share Exchange Agreement mentioned above, the Reporting Person entered into a certain option agreement (the "Option Agreement") with Mr. Akazawa on May 3, 2007. Pursuant to the Option Agreement and the Share Exchange Agreement, Mr. Akazawa has granted the Reporting Person the right to purchase 14,677,084 shares of the Common Stock between May 3, 2008 and May 3, 2014.

Item 4. Purpose of Transaction.

The Reporting Person was granted the right to acquire the Common Stock pursuant to the Option Agreement as described in Item 3 above. In connection with the Option Agreement, there were changes to the Company's board of directors which were more fully described in the current report on Form 8-K filed by the Company on May 9, 2007.

Except as set forth in this Schedule 13D and the Form 8-K referred to above, the Reporting Person has made no plans or proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) - (b) As of the date of this statement, the Reporting Person does not own any other securities of the Company. Mr. Chen has the right to purchase 14,677,084 shares of the Common Stock from Mr. Akazawa, representing 58.9% of the outstanding shares of the Common Stock between May 3, 2008 and May 3, 2014.

(c) Other than the transactions in connection with the Share Exchange Agreement and the Option Agreement described in Item 3 above and the conversion of their shares of Series B Voting Convertible Preferred Stock into the Common Stock, the Reporting Person did not effect any transactions in the issuer's securities within the past 60 days.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person's securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the current report on Form 8-K filed by the Company on May 9, 2007, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

2.1	Share Exchange Agreement, dated May 3, 2007, among the Company, International Lorain Holding, Inc. and Hisashi Akazawa. [Incorporated by reference to Exhibit 2.1 to the Company's current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619].

4.1	Option Agreement, dated May 3, 2007, between Si Chen and Hisashi Akazawa. [Incorporated by reference to Exhibit 4.3 to the Company's current report on Form 8-K filed on May 9, 2007].

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21 , 2007

/s/ Si Chen
Si Chen
Stockholder